ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

March 30, 2023

Ms. Megan Miller

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Calamos Investment Trust (“Investment Trust”) (File No. 811-05443); and Calamos Dynamic Convertible & Income Fund (“CCD”) (File No. 811-22949)
(each, a “Registrant” and, collectively, the “Registrants”)

Dear Ms. Miller:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on March 3, 2023 regarding certain of the Registrants’ reports on Form N-CSR, as noted below filed under the Investment Company Act of 1940, as amended (“1940 Act”) for the periods ended October 31, 2022 for each Registrant. Your comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable report.

Investment Trust

1.	Comment. For Calamos Short-Term Bond Fund, please explain how large shareholder concentration risk is disclosed in the fund’s summary and statutory prospectus.

Response. The Registrant will add the following risk disclosure to Calamos Short-Term Bond Fund’s summary and statutory prospectus in a future filing:

“Large shareholder risk: From time to time, shareholders of the Fund (which may include other Calamos funds) may make relatively large redemptions or purchases of fund shares. These transactions may cause the Fund to sell securities or invest additional cash, as the case may be, at disadvantageous prices. Redemptions of a large number of shares also may increase transaction and other costs or have adverse tax consequences for shareholders of the Fund by requiring a sale of portfolio securities. Purchases of a large number of shares may adversely affect the Fund's performance to the extent that it takes time to invest new cash and the Fund maintains a larger cash position than it ordinarily would.”

Investment Trust and CCD

2.	Comment. For all applicable funds, please update the caption in the Statement of Operations to indicate that securities lending income is net of any rebates received or paid to borrowers.

Response. The Registrants will make this change in future filings.

3.	Comment. For all applicable funds, the Notes to the Financial Statements indicate that cash and cash equivalents are reinvested into short term investments. Please confirm that this disclosure is accurate or update accordingly.

Response. In future filings, CIT will edit the above-referenced disclosure to clarify that only cash collateral (and not cash equivalents) are reinvested into short term investments. This disclosure is not included in CCD’s Notes to Financials because it is not applicable to CCD.

4.	Comment. For all applicable funds, the Balance Sheet does not show the value of securities on loan as is required by Regulation S-X 6-04.11. Please update going forward.

Response. The Registrants will make this change in future filings.

5.	Comment. Pursuant to FASB ASC 210-20-55-14, please include the terms of any collateral received or pledged pursuant to an enforceable master netting arrangement in the Notes to the Financial Statements for any securities lending.

Response. The Registrants will make this change in future filings.

6.	Comment. The tax disclosures in the Notes to the Financial Statements for some of the funds include a line item captioned “Other.” Please explain what “Other” represents in the tax disclosures that reconcile book and tax undistributed earnings.

Response. The Registrants note that the “Other” line item contained in the tax disclosures that reconcile book and tax undistributed earnings typically relate to tax adjustments that are temporary in nature but do not adjust the tax cost basis of investments. These adjustments are primarily related to deferred compensation to trustees, dividends payable at fiscal year end, AICPA adjustments and unsettled shorts.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1381.

Very truly yours,

/s/ Elizabeth L. Madsen

Elizabeth L. Madsen, Esq.

cc:

John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Sue Schoenberger, Esq.

Paulita A. Pike, Esq.

Rita Rubin, Esq.

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